

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 26, 2016

Mr. Dane E. Whitehead
Executive Vice President and Chief Financial Officer
EP Energy Corporation
1001 Louisiana Street
Houston, TX 77002

      Re: **EP Energy Corporation**
              Form 10-K for the Fiscal Year ended December 31, 2015
              Filed February 22, 2016
              File No. 001-36253

Dear Mr. Whitehead:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Karl Hiller

                    Karl Hiller,
                    Branch Chief
                    Office of Natural Resources